September 16, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The Trade Desk, Inc.

Registration Statement on Form S-1 (Registration No. 333-213241)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of The Trade Desk, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-213241) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.000001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on September 20, 2016, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated September 6, 2016, was distributed by the underwriters approximately as follows from September 6, 2016 through the date hereof:

Copies to underwriters	1,003
Copies to dealers	0
Copies to institutional investors	335
Copies to others/retail	335
Total	1,673

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Citigroup Global Markets Inc.
Jefferies LLC
RBC Capital Markets, LLC
As representatives of the several underwriters

By: Citigroup Global Markets Inc.

By:	/s/ Zaheed Kajani

Name:	Zaheed Kajani

Title:	Managing Director

By: Jefferies LLC

By:	/s/ David Mastrangelo

Name:	David Mastrangelo

Title:	Managing Director

By: RBC Capital Markets, LLC

By:	/s/ Chip Wadsworth

Name:	Chip Wadsworth

Title:	Managing Director

Acceleration Request Signature Page